    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 2000.


                                                      REGISTRATION NO. 333-30142

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             CONNETICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        94-3173928
          (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
       OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                            3400 WEST BAYSHORE ROAD
                              PALO ALTO, CA 94303
                                 (650) 843-2800
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               THOMAS G. WIGGANS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CONNETICS CORPORATION
                            3400 WEST BAYSHORE ROAD
                              PALO ALTO, CA 94303
                                 (650) 843-2800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM                               AMOUNT OF
       TITLE OF SHARES              AMOUNT TO BE         OFFERING PRICE          AGGREGATE            REGISTRATION
       TO BE REGISTERED              REGISTERED           PER SHARE(1)       OFFERING PRICE(1)            FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value
  per share...................     489,255 shares           $14.1565           $6,926,138.40          $       (2)
----------------------------------------------------------------------------------------------------------------------
Total Shares..................        489,255                                  $$6,926,138.40         $       (2)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of computing the amount of the registration fee, pursuant to Rule 457(c).



(2) Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


PRELIMINARY PROSPECTUS                      SUBJECT TO COMPLETION MARCH 22, 2000



                             CONNETICS CORPORATION



                         489,255 SHARES OF COMMON STOCK



     The stockholders named on page 34 are selling up to 489,255 shares of our common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholders.



     Our common stock is quoted on the Nasdaq National Market under the symbol "CNCT." On March 17, 2000, the last reported sale price of our common stock was $12.063 per share.



     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


Risk Factors................................................    3
Forward Looking Statements..................................   15
Trademarks..................................................   16
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Price Range of Common Stock.................................   16
Business....................................................   17
Issuance of Common Stock to Selling Stockholders............   33
Selling Stockholders........................................   34
Plan of Distribution........................................   35
Legal Matters...............................................   36
Experts.....................................................   36
Where You Can Find Additional Information...................   36

                                  RISK FACTORS


     You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. Investing in our common stock involves a high degree of risk.



RISKS RELATED TO OUR BUSINESS



BECAUSE OUR PRODUCT LINE IS NEW AND LIMITED, OUR FUTURE SUCCESS IS DIFFICULT TO PREDICT AND REVENUES MAY FLUCTUATE FROM PERIOD TO PERIOD.



     Our product line is new and limited. As a result, our quarterly and annual operating results are difficult to predict and may fluctuate significantly in the future depending on factors such as:



     - the timing of market acceptance of our products;



     - the timing and shipment of orders for Luxiq, Ridaura and Actimmune;



     - changes in competitors' pricing policies;



     - the mix of distribution channels through which current and future products are sold; and



     - our ability to obtain sufficient raw materials and an effective supply chain for our products.



If our operating results fall below the expectations of public market analysts or investors, the price of our common stock may decline.



IF WE CONTINUE TO INCUR NET LOSSES FOR A PERIOD LONGER THAN WE ANTICIPATE, WE MAY BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.



     We have lost money every year since our inception. We had net losses of $26.6 million in 1998 and $27.3 million 1999. Our accumulated deficit was $119.8 million at December 31, 1999. We expect to incur additional losses for at least the next few years. We may not achieve profitability and, if we do reach profitability, we may not be able to sustain it. Our ability to reach and sustain profitability will depend upon the success of our current products and our products under development.



     In particular, if our ConXn clinical trial for scleroderma is successful, we would incur significant additional expenditures associated with pursuing regulatory approval and eventual commercialization of ConXn which would extend the date as of which we could first achieve profitability. If we are unable to successfully complete development and commercialization of ConXn, we may never achieve profitability.



IF WE DO NOT SUCCESSFULLY DEVELOP AND EXPLOIT THE PRODUCTS WE HAVE RIGHTS TO, WE MAY NOT ACHIEVE THE REVENUE GROWTH WE ANTICIPATE.



     A significant part of our business strategy is to exclusively license or acquire marketed or late-stage development products in our targeted therapeutic areas. This strategy has led to our acquisition of rights to ConXn, Luxiq, OLUX, Actimmune, and Ridaura. If we are unable to effectively manage the integration of products we acquire in the future into our product line, or if we cannot market and sell such products successfully, our revenues will not grow or may decline. In addition, if we acquire products that do not achieve the clinical or marketing results that we expect of them at the time of acquisition, or if any of our licenses are terminated, we would fail to achieve anticipated revenue growth and our stock price would likely decline. Furthermore, if the FDA modifies existing guidelines for product development, the time and costs associated with the development of products in our product line may increase, in which case we may not be able to successfully develop our products at the rate we anticipate, or we may not be able to develop them at all.



IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO CONTINUE OUR BUSINESS ACTIVITIES AS PLANNED.



     We believe that our existing cash, cash equivalents, short term investments and product and contract revenues, will be sufficient to fund our operating and working capital requirements for the next 12 months. Accordingly, we may need to raise additional funding in the future. In particular, if our ConXn clinical trial is successful, our working capital needs will increase as we will incur additional regulatory and commercialization expenses for ConXn. In this event, we would need to raise additional funds. Alternative financing strategies may include, but are not limited to:



     - equity or debt offerings;



     - partnering relationships with larger pharmaceutical companies; and



     - debt and lease instruments, including bank credit facilities and capital and operating leases.



     If we are unable to raise additional funds when needed, we may not be able to market our products as planned, or continue development of our other products.



     If we need to raise additional money to fund our operations, we cannot be certain that funding from any source will be available to us on acceptable terms, or at all. The amount and the timing of raising additional funds will depend primarily upon our ability to obtain needed regulatory clearances and generate revenues from the sale of our products now approved or currently in development. If adequate funds are unavailable from operations or additional sources of financing, we may have to delay, reduce the scope of, or eliminate one or more of our product development programs.



IF OUR CORPORATE PARTNERS ARE NO LONGER WILLING OR ABLE TO FUND THE DEVELOPMENT OF OUR PRODUCT DEVELOPMENT, WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP OUR PRODUCTS.



     We depend on licensing agreements with our corporate partners to successfully develop and commercialize our products. We also generate revenue by licensing our products to third parties for specific territories and indications. This reliance on third parties for our success carries several risks, including the possibilities that:



     - a product development contract may expire or a relationship may be terminated, and we will not be able to attract a satisfactory alternative partner within a reasonable time;



     - a partner involved in the development of our products does not commit sufficient capital to successfully develop our products; and



     - we may be contractually bound to terms that, in the future, are not commercially favorable to us.



If any of these risks actually occurs, we may not be able to successfully develop our products at the rate we anticipate, or we may not be able to develop them at all.

BECAUSE IT IS DIFFICULT AND COSTLY TO PROTECT OUR PROPRIETARY RIGHTS, WE MAY NOT BE ABLE TO PROTECT THEM.



     Our commercial success will depend in part on our ability and the ability of our licensors to obtain patent protection for our technology and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties. We own or have exclusively licensed pending applications and/or issued patents worldwide relating to the technology of all three of our programs as well as technology in earlier stages of research.



     With respect to our relaxin patent portfolio, one of the European patents licensed to us was opposed by a third party. The resulting decision in our favor has been appealed, and it may not be upheld on appeal.



     The foam technology used in our Luxiq and OLUX products is not covered by issued patents in the United States or any other country but is the subject of pending patent applications. If we do not obtain patent coverage for Luxiq and OLUX, it may be easier and more attractive for potential new market entrants to develop and introduce competitive products.



     With regard to patent applications that we or our licensors have filed, or patents issued to us or our licensors:



     - any pending patent applications may not issue as patents;



     - our competitors may successfully challenge or circumvent our patents; or



     - any patents which exist or are issued may not provide us with a competitive advantage.



     In addition, others may obtain patents that contain claims having a scope that covers products or processes that we make, have made, use, or sell. If a third party claimed an intellectual property right to technology we use, we might be forced to:



     - discontinue an important product or product line;



     - alter our products or processes to avoid infringement;



     - pay license fees and/or damages; and



     - cease certain activities.



     Under these circumstances, we may not be able to obtain a license to such intellectual property on favorable terms, if at all. We may not succeed in any attempt to redesign our products or processes to avoid infringement.



     Litigation or administrative proceedings, including interference proceedings before the U.S. Patent and Trademark Office, may be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of others' patent and proprietary rights. A judgment adverse to us in any patent interference, litigation or other proceeding arising in connection with these patent applications could materially harm our business. In addition, the costs of any such proceeding may be substantial whether or not we are successful.



     In addition, the patent laws of foreign countries differ from those of the United States and the degree of protection, if any, afforded by foreign patents may be different.



     We also rely on trade secrets and proprietary know-how. We require each of our employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed or made known to the individual during the course of the relationship will be kept confidential and not used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, shall be our exclusive property, other than inventions unrelated to us and developed entirely on the individual's own time. These agreements may not provide meaningful protection or adequate remedies for misappropriation of our trade secrets in the event of unauthorized use or disclosure of such information.



WE DEPEND ON THIRD PARTIES TO PROTECT AND MAINTAIN OUR PATENT PORTFOLIO.



     We or our licensors are prosecuting patent applications both in the U.S. Patent and Trademark Office and various foreign patent agencies for patents that would cover technology we own or license. These applications may not result in the issuance of any patents, and any issued patents may not provide significant proprietary protection or may be circumvented or invalidated.



     Nearly our entire patent portfolio is licensed from third parties, who are responsible to varying degrees for the prosecution and maintenance of those patents. Our success will depend on our ability, or the ability of our licensors, to obtain and maintain patent protection on technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others. It is possible that before any of our products in development can be commercialized, the related patents may have expired or be close to expiration, thus reducing any advantage of the patent. Moreover, composition of matter patent protection, which gives patent protection for a compound or a composition, may not be available for some of our product candidates.



     The patents licensed to us, if challenged, may not be upheld. In addition, the patents in our relaxin patent portfolio begin to expire in 2002 in foreign countries and 2005 in the United States. Additional patents may not issue, and if they do, they may not be sufficient to protect our relaxin products.



     Additionally, licenses with Genentech and the Florey Institute require us to use our best efforts to commercialize relaxin. Our failure to successfully commercialize relaxin may result in the reversion of our rights under these licenses to Genentech and the Florey Institute. The termination of these agreements and subsequent reversion of rights could cause us to lose fundamental intellectual property rights to relaxin. This would prohibit us from continuing our relaxin development programs, which would seriously harm our business and our future prospects.



WE ARE SUBJECT TO FOREIGN EXCHANGE RISKS IN SOME OF OUR CONTRACTS WHICH MAY INCREASE OUR OPERATIONAL EXPENSES.



     We make payments to Boehringer Ingelheim for the production of ConXn in Austrian schillings, and to CCL Pharmaceuticals for the production of Luxiq and OLUX in pounds sterling. If the U.S. dollar depreciates against the schilling or the pound, the payments that we must make will increase, which may harm our financial condition.



     In addition, payments to us under our relaxin collaboration with Suntory for the Japanese market are made to us in Japanese yen. The expenses that we incur to develop relaxin are denominated in U.S. dollars. Accordingly, if the U.S. dollar appreciates against the Japanese yen, the payments we receive from Suntory would cover a smaller portion than anticipated of relaxin development costs. This would require us to bear a greater proportion of development costs. If we enter into additional agreements or make product sales that are denominated in foreign currencies, our foreign currency exchange risk would increase.

FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL AND CULTIVATE KEY STRATEGIC COLLABORATIONS WILL DELAY OUR PRODUCT DEVELOPMENT PROGRAMS AND OUR BUSINESS DEVELOPMENT EFFORTS.



     We depend on the principal members of our development and management staffs, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. We depend on our current management and key scientific and technical personnel, including Thomas
G. Wiggans, Chief Executive Officer and President. We do not maintain key person insurance on any of these individuals. Moreover, the hiring of additional personnel in such areas as clinical trials, governmental approvals, manufacturing and sales and marketing will increase burdens on our management, operational and financial resources. Competition for key personnel with the expertise that we are likely to require is intense and is expected to continue to increase. Our inability to attract, retain or motivate the required number of skilled and experienced management, operational and scientific personnel would harm our business.



OUR USE OF HAZARDOUS MATERIALS EXPOSES US TO THE RISK OF ENVIRONMENTAL LIABILITIES, AND WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS TO COMPLY WITH ENVIRONMENTAL LAWS.



     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and certain waste products. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources. We could be required to incur significant costs to comply with environmental laws and regulations as our research activities increase, which could harm our business.



RISKS RELATED TO OUR PRODUCTS



IF CONXN, OUR RECOMBINANT HUMAN RELAXIN PRODUCT, FAILS IN ITS CLINICAL TRIALS FOR THE TREATMENT OF SCLERODERMA, WE WILL NOT BE ABLE TO MARKET CONXN FOR THAT DISEASE.



     ConXn, the recombinant human relaxin product that we are developing, is critical to our future success. Relaxin is a hormone that occurs naturally in humans, and which we manufacture using recombinant processes. We are initially studying ConXn for the treatment of diffuse scleroderma, a serious disease involving the excessive formation of connective tissue. We initiated a pivotal Phase II/III trial of ConXn for the treatment of diffuse scleroderma in February 1999, and completed patient enrollment in that trial in December 1999. To complete the development of ConXn for scleroderma, we will need, at a minimum, to:



     - demonstrate the safety and efficacy of ConXn in this clinical study; and



     - submit a biologics license application to the U.S. Food and Drug Administration for the purpose of obtaining approval to market ConXn in the United States.



     The current ConXn clinical trial may not be successful and we may not be able to submit a biologics license application for ConXn. Even if the clinical data support the submission of a biologics license application, the FDA may not approve this application for the indications for which we submit. Furthermore, we may encounter unforeseen delays in the regulatory approval process.

IF WE ARE NOT ABLE TO DEMONSTRATE CLINICAL EFFICACY OF CONXN FOR THE TREATMENT OF OTHER INDICATIONS, WE WILL BE UNABLE TO OBTAIN FDA APPROVAL FOR THOSE DISEASES, AND WILL NOT BE ABLE TO MARKET CONXN FOR THOSE DISEASES.



     Our current ConXn trials or future clinical trials may not demonstrate the safety and efficacy of any products and may not result in approval to market products. Before any company can obtain regulatory approval for the commercial sale of its products under development, it must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in the target indication for which approval is sought. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in later-stage testing. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after promising results from earlier trials.



     In addition to the clinical trial for scleroderma, we are in earlier stages of development of ConXn for other indications, including infertility and peripheral vascular disease. We initiated two Phase I/II clinical trials to study the effects of relaxin on infertility in December 1999. In March 2000, we filed an investigational new drug application to commence clinical trials of ConXn for the treatment of peripheral vascular disease. Even if ConXn is successful in the treatment of scleroderma, the long-term potential of ConXn rests with other indications, such as the ones we are studying. For ConXn to succeed, we will need, at a minimum, to demonstrate the safety and efficacy of ConXn in these clinical studies, and apply to the FDA to enter into pivotal trials for these indications in the United States.



     The current ConXn clinical trials may not be successful and we may not be able to start any future trials or successfully complete them once started. Furthermore, we may encounter unforeseen delays in the regulatory approval process. If we are unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of our products, our business will be harmed. Even if a product from our research and development programs performs favorably in clinical trials, the FDA may not approve it.



IF LUXIQ AND OLUX DO NOT ACHIEVE OR SUSTAIN MARKET ACCEPTANCE, OUR REVENUES WILL NOT INCREASE AND MAY NOT COVER OUR OPERATING EXPENSES.



     We received marketing clearance from the FDA in March 1999 for the use of Luxiq to treat mild to moderate scalp dermatoses. In July 1999, we submitted a new drug application to the FDA for OLUX, a product for the treatment of moderate to severe scalp dermatoses. We will not be able to begin selling OLUX in the United States unless and until we receive FDA approval to market this drug. Our future revenues will depend upon dermatologist and patient acceptance of Luxiq, and OLUX if it receives regulatory clearance. Factors that could affect acceptance of Luxiq and OLUX include:



     - satisfaction with existing alternative therapies;



     - the effectiveness of our sales and marketing efforts;



     - undesirable and unforeseeable side effects; and



     - the cost of the product as compared with alternative therapies.



     Since Luxiq was only recently introduced, the potential long-term patient acceptance of the product is uncertain. OLUX must receive FDA clearance before we can sell in the United States, and, accordingly, we will be unable to begin to assess acceptance of OLUX until we begin commercial sales.

IF WE ARE UNABLE TO DEVELOP ALTERNATIVE DELIVERY SYSTEMS FOR CONXN, PATIENTS THAT DO NOT SUFFER FROM SEVERE DISEASES MAY NOT BE WILLING TO USE THE CURRENT DRUG DELIVERY SYSTEM.



     In addition to demonstrating the safety and efficacy of ConXn in our current clinical trials, we must meet several additional major development objectives for ConXn. In particular, we may need to develop an alternative means of delivering the drug. In our current clinical trials, ConXn is being delivered through the use of an infusion pump. For a serious and life threatening condition, such as diffuse scleroderma, this method of delivery may be acceptable. However, we are pursuing other indications for ConXn, such as treatment of infertility and peripheral vascular disease. For these indications, we may need to develop an alternative delivery system; however, the known biological properties of the relaxin molecule may decrease the availability of certain delivery systems. If we are not able to develop a suitable alternative delivery system for ConXn, we may not be unable to market ConXn effectively for indications that are not life threatening, such as infertility, and the commercial potential of ConXn would be seriously harmed. Our inability to develop ConXn to its full commercial potential would harm our future prospects and revenue growth and our stock price would likely decline.



IF OUR CLINICAL TRIALS FAIL TO DEMONSTRATE THAT OUR PRODUCTS ARE SAFE AND EFFECTIVE FOR THE TREATMENT OF THE DISEASES WE ARE TARGETING, THE FDA WILL NOT PERMIT US TO MARKET OUR PRODUCTS FOR THOSE DISEASES.



     In addition to ConXn, we have a pipeline of potential products that are all subject to FDA review. Before any company can obtain regulatory approval for the commercial sale of its products under development, it must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in the target indication for which approval is sought. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in later-stage testing, and future clinical trials may not demonstrate the safety and efficacy of any products and may not result in approval to market products.



WE RELY ON THIRD PARTIES TO CONDUCT CLINICAL TRIALS FOR OUR PRODUCTS, AND THOSE THIRD PARTIES MAY NOT PERFORM SATISFACTORILY.



     We do not have the ability to independently conduct clinical studies, and we rely on third parties to perform this function. If these third parties do not perform satisfactorily, we may not be able to locate acceptable replacements or enter into favorable agreements with them, if at all. If we are unable to rely on clinical data collected by others, we could be required to repeat clinical trials, which could significantly delay commercialization and require significantly greater capital.



WE MAY BE UNABLE TO ENROLL SUFFICIENT PATIENTS TO COMPLETE OUR CLINICAL TRIALS.



     The rate of completion of clinical trials depends upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. We may have difficulty obtaining patient enrollment or clinical support to conduct our clinical trials as planned, and we may have to expend substantial additional funds to obtain access to resources to conduct clinical trials, or we may have to delay or modify our plans significantly. These considerations may lead us to consider terminating ongoing clinical trials or development of a product for a particular disease. If we are unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of our products in these clinical trials, the FDA may not approve those products for marketing.

IF WE CANNOT MAINTAIN OUR REGULATORY APPROVALS, WE WILL BE UNABLE TO SELL OUR PRODUCTS FOR THEIR INTENDED DISEASES.

     The process of obtaining and maintaining regulatory approvals for biological drug products such as ConXn, and for pharmaceutical products such as Luxiq and OLUX, and obtaining and maintaining regulatory approvals to market these products for new indications, is lengthy, expensive and uncertain. The manufacturing and marketing of drugs are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. If we get approval, whether in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide ranging and govern, among other things:

     - adverse drug experience reporting regulations;

     - product promotion;

     - product manufacturing, including good manufacturing practice requirements; and

     - product changes or modifications.

     If we fail to comply or maintain compliance with such laws and regulations, we may be fined and barred from selling our products. In addition, governmental authorities could seize our inventory of products or force us to recall our products already in the market if we fail to comply with FDA regulations.

MANUFACTURING DIFFICULTIES COULD DELAY COMMERCIALIZATION OF OUR PRODUCTS.

     We depend on third parties to manufacture our products. These parties must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. Our present or future suppliers may not be able to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements.


IF WE ARE UNABLE TO CONTRACT WITH THIRD PARTIES TO MANUFACTURE AND DISTRIBUTE OUR PRODUCTS IN SUFFICIENT QUANTITIES, ON A TIMELY BASIS, OR AT AN ACCEPTABLE COST, WE MAY BE UNABLE TO MEET DEMAND FOR OUR PRODUCTS AND MAY LOSE POTENTIAL REVENUES.



     We have no manufacturing or distribution facilities for any of our products. We have manufacturing agreements with the following companies:



     - Boehringer Ingelheim Austria GmbH for relaxin;



     - CCL Pharmaceuticals, a Division of CCL Industries Limited, a U.K. corporation, for Luxiq and OLUX;



     - SmithKline for Ridaura; and



     - Genentech for Actimmune.

     If these third parties are unable or unwilling to produce our products in sufficient quantities, with appropriate quality for our clinical trials and subsequent commercialization, if any, and under commercially reasonably terms, our business will suffer. Our third party manufacturers are also subject to ongoing periodic inspection by the FDA and corresponding state and foreign agencies for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards. We do not have control over our third-party manufacturers' compliance with these regulations and standards. CCL will need to pass an FDA inspection before we can be approved to sell OLUX. The fact that a facility has passed inspection in the past does not guarantee that it will pass future inspections.



     In addition, we have entered into an agreement with CORD Logistics, Inc. to distribute Luxiq, Ridaura and Actimmune. CORD's inability to continue to distribute our products in an effective manner or our inability to maintain sufficient personnel with the appropriate levels of experience to manage this function would seriously harm our business.



WE RELY ON SEVERAL SOLE SOURCE MANUFACTURERS TO MAKE OUR PRODUCTS, AND INTERRUPTIONS IN THE SUPPLY CHAIN COULD REDUCE THE AMOUNT OF PRODUCT AVAILABLE FOR SALE.



     Boehringer Ingelheim, SmithKline, and CCL Pharmaceuticals are our sole source manufacturers for our products. We have not attempted to qualify additional sources of supply for our other sole source products. If our sole source manufacturers cannot provide us with our product requirements in a timely and cost-effective manner, or if the product they are able to supply cannot meet commercial requirements for shelf life, our sales of marketed products could be reduced and we could suffer delays in the progress of clinical trials for products under development. For example, SmithKline is in the process of transferring manufacturing of Ridaura to a new facility. Any delay in the transfer process could limit the availability of Ridaura, which would have a direct impact on our revenues from sales of Ridaura.



RISKS RELATED TO OUR INDUSTRY



IF WE DO NOT OBTAIN GOVERNMENTAL APPROVALS FOR OUR PRODUCTS IN DEVELOPMENT, WE CANNOT SELL THESE PRODUCTS.



     All of our products under development will require regulatory approval by the FDA before we are permitted to sell them in the United States. To do so, we must show in preclinical and clinical trials that our products are safe and effective. Clinical trial data can be the subject of differing interpretation, and the FDA has substantial discretion in the approval process. The FDA may not interpret our clinical data the way we do. The FDA may also require additional clinical data to support approval.



     After we complete the clinical trials for a product, we will be required to file a new drug application if the product is classified as a new drug, or a biologics license application if the product is classified as a biologic, which is a drug based on natural substances. The requirements for submission of these applications and the FDA approval processes require substantial time and effort, and the FDA may not grant approval on a timely basis or at all. The FDA can take between one and two years to review new drug applications and biologics license applications, or longer if significant questions arise during the review process. In addition, delays or rejections may be encountered during FDA review. Even after such time and expenditures, we may not obtain regulatory approval. Any regulatory approval of a product that is granted may limit the indicated uses for which the product may be marketed.

     To market our products in countries outside of the United States, we and our partners are required to obtain similar approvals from foreign regulatory bodies. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval, and approval by the FDA does not ensure approval by the regulatory authorities of any other country. The process of obtaining these approvals is time consuming and requires the expenditure of substantial resources.



WE FACE INTENSE COMPETITION, WHICH MAY LIMIT OUR ABILITY TO BECOME PROFITABLE.



     The pharmaceutical and biotechnology industries are highly competitive. Other products and therapies currently exist on the market or are under development that could compete directly with some of our products. Numerous pharmaceutical and biotechnology companies and academic research groups throughout the world are engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions addressed by us. We believe that competitive factors in our industry include:



     - scientific and technological expertise;



     - sales and marketing resources;



     - operational competence in developing, protecting, manufacturing and marketing products and obtaining timely regulatory agency approvals;



     - managerial competence in identifying and pursuing product in-licensing and acquisition opportunities; and



     - financial resources.



     Physicians may not adopt our products over competing products, and our products may not offer an economically feasible alternative to existing modes of therapy.



     In addition, many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we have. Many of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than us.



DISCOVERIES OR DEVELOPMENTS OF NEW TECHNOLOGIES BY ESTABLISHED DRUG COMPANIES OR OTHERS MAY MAKE OUR PRODUCTS OBSOLETE.



     Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than ConXn for scleroderma, infertility, peripheral vascular disease, or any other indication that we target, or than Luxiq and OLUX for the treatment of scalp dermatoses, or Ridaura for the treatment of rheumatoid arthritis. Even if we are successful in developing effective drugs, our products may not compete effectively with other available products or new products. Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed.



     Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts, as well as universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.



     For example, three companies, Immunex Corporation, Hoechst Marion Roussel and Monsanto Company, received FDA approval for new products and therapies to treat rheumatoid arthritis in late 1998 and 1999. In addition, other products are under development for treatment of rheumatoid arthritis, and the number of new products in this field is therefore likely to continue to increase. Physicians may not continue to prescribe Ridaura over other rheumatoid arthritis products, and Ridaura may not offer a cost-effective alternative to competing therapies. We expect that sales of Ridaura will decline, which will cause our revenues to decline.



     If third party payors will not provide coverage or reimburse patients for the use of our products, our revenues and profitability will suffer.



     Our products' commercial success is substantially dependent on whether third-party reimbursement is available for the use of our products by hospitals, clinics and doctors. Medicare, Medicaid, health maintenance organizations and other third-party payers may not authorize or otherwise budget for the reimbursement of our products. Such governmental and third-party payors are increasingly challenging the prices charged for medical products and services. Our products may not be viewed as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. The continuing efforts of government, insurance companies, and other payors of health care costs to contain or reduce those costs could lead to reduced sales of our products. Likewise, legislative proposals to reform health care or reduce government programs could result in lower prices for or rejection of our products. The cost containment measures that health care payors are instituting, both in the United States and internationally, could adversely affect our business and results of operations. To the extent that changes in reimbursement policies or health care cost containment initiatives limit or restrict reimbursement for our products, our business and results of operations would suffer.



     In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the United States or foreign health care systems could harm our business.



IF PRODUCT LIABILITY LAWSUITS ARE BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL LIABILITIES.



     We face an inherent business risk of product liability claims. If losses exceed our liability insurance coverage, we may incur substantial liabilities. In particular, after commercial introduction of products, we may experience losses due to product liability claims. Even if we are ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. Product liability insurance is expensive and difficult to obtain and we may not be able to maintain our product liability insurance at an acceptable cost, if at all. Our insurance may not provide adequate coverage against potential claims or losses. Any claims against us, regardless of their merit, could harm our business.

RISKS RELATED TO OUR STOCK



OUR STOCK PRICE IS VOLATILE AND THE VALUE OF YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.



     The market prices for securities of biotechnology companies have been and are likely to continue to be highly volatile. The following factors may have a significant impact on the market price of our common stock:



     - announcements of technological innovations or new commercial products by us or our competitors;



     - developments concerning the progress of our clinical trials, including, in particular, clinical trials of ConXn;



     - publicity regarding actual or potential medical results relating to products under development by us or our competitors;



     - competitive developments, including the introduction of products by our competitors that render our marketed products or products under development obsolete or less competitive;



     - regulatory developments in the United States and foreign countries;



     - changes in the recommendations of securities market analysts regarding our securities and others in our sector;



     - public concern as to the safety of biotechnology products; and



     - economic and other external factors.



     The above factors may cause our stock price to fluctuate and the value of your investment may decline significantly.



FUTURE SALES OF SHARES OF COMMON STOCK BY LARGE STOCKHOLDERS COULD LOWER THE MARKET PRICE FOR OUR COMMON STOCK.



     A significant percentage of our shares are held by large stockholders that include venture capital and other private institutional investors, companies with whom we have product development collaborations and companies from whom we have acquired technology or products. In most cases, the holders of these shares can resell them in the public securities markets under Securities and Exchange Commission Rule 144 or under an effective registration statement or are entitled to require us to register their securities for resale. Accordingly, we cannot control the timing of sales of shares of our common stock by these stockholders, and one or more of these stockholders may seek to sell a large block of shares of our common stock at any time. In addition, since certain of these stockholders are companies rather than financial investors, they may have objectives with respect to their equity investment in us that may differ from those of purely financial investors. Any sale or attempted sale of a large block of shares of our common stock, particularly in light of the trading volume in our common stock, would likely cause the market price of our common stock to decline significantly.



IF OUR OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS ACT TOGETHER, THEY MAY BE ABLE TO CONTROL OUR MANAGEMENT AND OPERATIONS, ACTING IN THEIR BEST INTEREST AND NOT NECESSARILY IN THE INTERESTS OF OTHER STOCKHOLDERS.



     Our directors, executive officers and principal stockholders and their affiliates currently beneficially own approximately 65% of our outstanding common stock. Accordingly, they collectively have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.



ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW MAY MAKE AN ACQUISITION OF US, WHICH MAY BE BENEFICIAL TO OUR STOCKHOLDERS, MORE DIFFICULT.



     Our board of directors has the authority to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for third parties to acquire a majority of our outstanding voting stock. We also have a stockholder rights plan, which entitles existing stockholders to rights, including the right to purchase shares of preferred stock, in the event of an acquisition of 15% or more of our outstanding common stock, or an unsolicited tender offer for such shares. The existence of the rights plan could delay, prevent, or make more difficult a merger or tender offer or proxy contest involving us.



     In addition, provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving us. Further, our stock option and purchase plans generally provide for the assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the option stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event.



                           FORWARD-LOOKING STATEMENTS



     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Forward-looking statements in this prospectus include, but are not limited to, those relating to:



     - the commercialization of our currently marketed products;



     - the progress of our product development programs;



     - developments with respect to clinical trials and the regulatory approval process;



     - developments related to acquisitions and clinical development of drug candidates; and



     - developments relating to the growth of our sales and marketing capabilities.



     Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." These factors are not intended to represent a complete list of the general or specific factors that may affect us. You should recognize that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.


                                   TRADEMARKS



     Connetics(R), Ridaura(R), ConXn(R), and the interlocking globe design are registered trademarks of Connetics. We also own the trademarks Luxiq(TM) and OLUX(TM). ACTIMMUNE(R) is a registered trademark of Genentech, Inc. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.


                                USE OF PROCEEDS


     Connetics will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders in the offering.


                                DIVIDEND POLICY


     We have not declared or paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future.


                          PRICE RANGE OF COMMON STOCK

     Our common stock commenced trading on the Nasdaq National Market under the symbol CNCT on February 1, 1996. The following table sets forth, for the periods indicated, the intra-day high and low bid prices per share of common stock on the Nasdaq National Market:


                                                              HIGH     LOW
                                                              -----    ----
2000
  First Quarter (through March 17, 2000)....................  17.88    7.63
1999
  Fourth Quarter............................................  10.25    4.06
  Third Quarter.............................................   7.63    4.81
  Second Quarter............................................   8.00    5.88
  First Quarter.............................................  10.25    4.50
1998
  Fourth Quarter............................................   5.88    2.00
  Third Quarter.............................................   4.50    2.13
  Second Quarter............................................   6.06    3.25
  First Quarter.............................................   5.56    3.00



     The last reported sale price of our common stock on the Nasdaq National Market on March 17, 2000 was $12.06. As of March 17, 2000, there were approximately 171 stockholders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

                                    BUSINESS


OVERVIEW



     We are developing a biotechnology product that has significant potential to treat multiple diseases and we develop and commercialize pharmaceutical products. Our biotechnology program focuses on the development of ConXn, a recombinant form of a natural hormone called relaxin. Relaxin is known to reduce the hardening, or fibrosis, of skin and organ tissue, to dilate existing blood vessels and to stimulate new blood vessel growth. We currently have clinical trials underway with ConXn for scleroderma and infertility and have submitted an application with the FDA to commence Phase II trials for peripheral vascular disease. We currently market three products targeted at specialty medical markets. Specialty medical markets are characterized by markets with large patient populations that are served by relatively small, and therefore more accessible, groups of treating physicians. Our initial commercial focus is on dermatology. If we receive FDA approval to commercialize ConXn, we intend to expand our commercial efforts to the rheumatology, infertility and other specialty medical markets.



     We are building our business by developing ConXn for a number of indications, and are conducting multiple clinical trials. These include a pivotal Phase II/III trial for scleroderma and two Phase I/II trials for infertility. In addition, in March 2000, we submitted an investigational new drug application to initiate a Phase II clinical trial for the treatment of peripheral vascular disease. In our commercial business, we are offering products with clinically proven therapeutic advantages and are providing quality customer service to physicians through our experienced sales and marketing staff. By pursuing a dual business model of developing ConXn for a variety of significant markets, while at the same time commercializing our current products, we believe we have a diversified and balanced strategy. We maintain North American rights for ConXn and have entered into three collaborative relationships for this program for markets outside of the United States.



CONXN -- OUR RELAXIN DEVELOPMENT PROGRAM



OVERVIEW



     ConXn is a cloned version of the natural hormone relaxin. Relaxin circulates in the blood and has a broad spectrum of biological activities. It plays a role during pregnancy in pelvic remodeling and increasing blood supply to the fetus. Relaxin may also enhance the kidneys' ability to remove toxins from the woman's body. In a non-pregnant state, administering relaxin stimulates blood flow to oxygen-deprived tissue, and inhibits the hardening or fibrosis associated with a number of diseases. Relaxin is in a category of hormones that includes EPO, growth hormone and insulin which circulate in the blood in response to specific stimuli. These hormones tend to have an excellent safety profile since they circulate naturally in the blood and their sites of targeted activity are separate from the site where they are produced. By contrast, some biotechnology products that act locally tend to cause significant toxicities when they are administered systemically, or into the bloodstream. In addition, hormones in the category that relaxin is in are highly selective in their biological actions. Given relaxin's biological properties and its strong safety profile, the hormone has significant potential for the treatment of a variety of human diseases.



     We believe the most significant near-term use of ConXn is for the treatment of progressive systemic sclerosis, a severe form of scleroderma that is life threatening and afflicts approximately 70,000 persons in the United States. Scleroderma is a disease where skin and organs harden, or become fibrotic, with unknown causes. We completed patient enrollment in a pivotal Phase II/III clinical trial for the treatment of scleroderma in December 1999, and anticipate announcing results of that trial in the fourth quarter of 2000.

     Infertility, peripheral vascular disease, cardiovascular disease, and kidney disease represent opportunities for relaxin's other biologic properties, namely, enhancing blood flow to oxygen-deprived tissues and enhancing kidney function. There are two ways to increase blood flow to a specific region. The first is by increasing the size of the blood vessel, or vasodilation, and the second is by generating more blood vessels, or angiogenesis. Relaxin accomplishes both through the induction of locally acting factors. In December 1999, we initiated enrollment in two Phase I/II clinical trials for the treatment of infertility. In March 2000, we filed an investigational new drug application to begin a Phase II clinical trial for the treatment of peripheral vascular disease. We licensed the exclusive worldwide rights to develop and commercialize recombinant human relaxin from Genentech, except for co-exclusive rights with Genentech for reproductive indications. Our strategy has been to retain U.S. rights for all potential indications for the drug.



     The status of our relaxin development program is as follows:



      DISEASE                       STATUS                              MARKETING(1)
--------------------------------------------------------------------------------------------------
 Scleroderma         Pivotal Phase II/III trial            Connetics -- United States and other
                     enrollment completed; results         Medeva -- Europe
                     expected by year end 2000             Paladin -- Canada
                                                           Suntory -- Japan
--------------------------------------------------------------------------------------------------
 Infertility(2)      Phase I/II trials ongoing             Connetics -- United States and other
                                                           Medeva -- Europe
                                                           Paladin -- Canada
--------------------------------------------------------------------------------------------------
 Peripheral          Investigational new drug application  Connetics -- United States and other
 vascular disease    submitted, expect to initiate         Medeva -- Europe
                     Phase II clinical trials by mid-2000  Paladin -- Canada
--------------------------------------------------------------------------------------------------
 Kidney failure      Expect to initiate Phase II clinical  Connetics -- United States and other
                     trials in late 2000                   Medeva -- Europe
                                                           Paladin -- Canada
--------------------------------------------------------------------------------------------------
 Organ fibroses,     Preclinical development               Connetics -- United States and other
 prevention of                                             Medeva -- Europe
 scarring                                                  Paladin -- Canada
--------------------------------------------------------------------------------------------------


-------------------------

(1) We retain the rights to non-U.S. territories that are not the subject of collaboration agreements.



(2) We have co-exclusive rights with Genentech for infertility and other reproductive indications.



THE PRIMARY BIOLOGICAL ACTIVITIES OF RELAXIN



     The biology of relaxin has been tested and analyzed by hundreds of researchers since the 1950s. Relaxin was first identified over 70 years ago as a substance that circulates in the blood stream during pregnancy. While we are still learning about relaxin as a treatment for human disease, the multi-faceted biological mechanisms of the hormone are well understood. Relaxin has three principle biological activities:



     - anti-fibrosis, or reducing the hardening and scarring of tissue;



     - vasodilation, or expanding blood vessels; and



     - angiogenesis, or stimulating the production of new blood vessels.

These natural activities of the hormone may be useful for the treatment of a variety of diseases. Because the biological effects of relaxin have been shown to be independent of gender or reproductive state, relaxin has the potential to have numerous therapeutic benefits in humans.



Anti-Fibrosis



     Relaxin plays a key role in blocking the formation of excessive scar or fibrotic tissue by regulating both the material that causes tissue scarring as well as the material that breaks down scar tissue. Specifically, relaxin decreases the production of collagen, which is the material that makes up scar tissue. In addition, relaxin promotes collagen breakdown by stimulating the production of collagenase, an enzyme that breaks down collagen, and by decreasing the production of a known agent that blocks collagenase activity. In preclinical studies, relaxin demonstrated a dose-dependent ability to inhibit collagen accumulation in fibrosis models. In animal studies, relaxin has been shown to inhibit organ fibroses in the lung and kidney, and to improve organ function. These studies together, with the human data we have collected in scleroderma patients, demonstrate that relaxin holds significant promise as an anti-fibrotic agent in the treatment of various fibrotic diseases and disorders.



Vasodilation



     Relaxin is known to induce vasodilation, the expansion of blood vessels, by stimulating the secretion of nitric oxide into the blood stream. Nitric oxide relaxes and expands blood vessels, enabling the vessels to carry more blood. Renal vasodilation occurs during pregnancy and has been observed in various animal studies after relaxin administration. In addition, recently published research indicates that relaxin may be the hormone responsible for the dramatic increases in kidney function that occur during a normal pregnancy. The publication cites research in which relaxin treatment in animals significantly increased the kidneys' ability to filter blood by 33%, and increased blood flow to the kidney by 49%.



Angiogenesis



     Angiogenesis refers to the creation of new blood vessels, which has shown promise in animal models and human clinical trials for the treatment of ischemic, or oxygen deprived, tissue. Vascular endothelial growth factor, or VEGF, and basic fibroblast growth factor, or bFGF, have individually been shown to promote angiogenesis in animal models and human studies of heart disease as well as peripheral vascular disease. However, when bFGF and VEGF proteins are administered systemically, they have been shown to cause a variety of adverse side effects such as low blood pressure, irregular heartbeat, and reduced cardiac output. Due to these toxicities, there is limited therapeutic value in administering bFGF and VEGF directly into the bloodstream. In contrast, relaxin induces angiogenesis selectively in animal models when it is introduced into the bloodstream, because it stimulates the production of both VEGF and bFGF only at the site where the tissue is oxygen-deprived, and not throughout the body. Relaxin circulates in the blood naturally during pregnancy, and has an established safety profile based on Phase II clinical trials. We believe, therefore, that relaxin may have more potential to treat vascular diseases than bFGF or VEGF. In addition, studies show that when VEGF and bFGF are both stimulated, there is a synergistic therapeutic effect that is greater than when either growth factor is present alone.



RELAXIN DEVELOPMENT PROGRAMS



Scleroderma



     The first indication for which we are developing ConXn is scleroderma, a serious disease involving the excessive formation of connective tissue. Scleroderma is characterized by thickening and hardening of the skin and, in severe cases, the internal organs, including the heart, lungs, kidneys and the organs of the gastrointestinal tract. Scleroderma can cause extensive disfigurement and quality of life impairment, often making it impossible for patients to carry out the most routine daily functions. The disease also affects lung and kidney function causing serious illness and, in the most severe cases, death. The Scleroderma Research Foundation estimates that between 300,000 and 500,000 individuals in the United States, of whom 80% are women, suffer from various forms of this disease, with approximately 70,000 having a severe form of scleroderma called progressive systemic sclerosis. We have been granted orphan drug status in the United States for ConXn for treatment of progressive systemic sclerosis.



     The most serious form of progressive systemic sclerosis, called diffuse scleroderma, is often fatal. Few therapies exist that ease the pain and suffering of scleroderma patients. In June 1997, we announced results of a Phase II trial for ConXn in patients with diffuse scleroderma. The results of the Phase II trial showed that the administration of 25 micrograms per kilogram of body weight per day of ConXn caused a statistically significant (p = 0.04) reduction in skin score the primary clinical endpoint, and positive trends were seen in eleven other secondary disease parameters. Skin score is a physical evaluation of a patient's skin measuring the thickness of the skin at 17 points on the body. In the 25 micrograms per day group, 71% of the patients showed a 7 point or better improvement in skin score as compared to 37% of the patients receiving placebo. A 7-point reduction in skin score represents approximately a 25% reduction in skin fibrosis. No patients receiving the 25 microgram dose got worse while on therapy whereas 21% of the placebo treated patients worsened. Patient lung function was a secondary parameter as measured by Forced Vital Capacity. Diffuse scleroderma patients typically lose approximately 8% of lung function every year. Over the duration of the six-month study, the patients treated with placebo experienced a 3.8% decrease in lung function, compared to a 1.0% decrease in the patients receiving 25 micograms. This outcome demonstrated a positive trend in slowing progression of loss of lung function, but was not statistically significant. In addition to the 25 microgram and placebo groups, in the Phase II trial we also evaluated a group of patients receiving a higher daily dose of 100 micrograms per kilogram of body weight per day. The 100 microgram dose level was safe; however, we did not observe a significant clinical effect versus placebo.



     To our knowledge, ConXn is the only therapy to show statistically significant efficacy in a Phase II, double-blind, placebo-controlled trial for scleroderma. Based partly on the results of the Phase II trial and an earlier Phase I/II trial for scleroderma, we believe that ConXn may have a beneficial effect on reducing fibrotic tissue and may serve as a treatment for scleroderma. We completed enrollment of a 239-patient pivotal Phase II/III trial of ConXn for the treatment of diffuse scleroderma in December 1999. We anticipate announcing trial results by the end of 2000. If the results from this trial are positive, we intend to submit a biologics license application to the FDA requesting clearance to market ConXn for the treatment of scleroderma in 2001.



Infertility



     Industry sources estimate that one out of six American couples is infertile, with sixty percent of the cases being due to disorders in the woman. One half of these problems in women are caused by pelvic factors, including how receptive the endometrium is to implantation of an embryo. Recent technological progress in the area of infertility, including the development of techniques for controlled ovarian hyperstimulation and donor embryo transfers, has resulted in approximately 75,000 births annually in the United States from assisted reproductive technologies. However, despite the progress, a successful pregnancy occurs in only approximately 20% of in vitro fertilization, or IVF, cycles started. Two major causes of infertility are the failure of the embryo to implant in the uterus, and failure of the embryo and fetus to receive adequate blood flow to develop and grow.

     The promise of relaxin to treat infertility is based on its ability to stimulate new blood vessel growth in the endometrium. We believe this mechanism of action is due to relaxin's ability to induce VEGF, which is a potent angiogenic agent, locally in the cells of the endometrium. Endometrial blood flow is believed to be important in determining how receptive the endometrial lining is to implantation of an embryo. We believe that, by enhancing endometrial blood flow, relaxin treatment may increase the likelihood that an embryo will successfully implant in the endometrium, and therefore would increase pregnancy success rates. In addition, an increase in the rate of embryo implantation would reduce the need for multiple embryo transfers in IVF cycles, and hence reduce the costs and high frequency of multiple births from women undergoing IVF treatments.



     An analysis of relaxin levels produced by cultured ovarian cells obtained from IVF subjects shows that relaxin levels are positively correlated with implantation and full term pregnancy. Relaxin has been associated with placental blood flow in the developing placenta in pregnant women. Other studies have associated relaxin with the growth of new blood vessels in the endometrium of monkeys. In addition, 72% of all women receiving relaxin in our scleroderma clinical trial reported heavier than usual menstrual bleeding. Researchers have correlated heavy menstrual bleeding with increased uterine artery blood flow. Accordingly, we believe that ConXn may be useful in the treatment of infertility. In December 1999, we initiated two Phase I/II clinical trials with ConXn for the treatment of infertility. The trials have been designed to test relaxin's ability to cause both increased blood flow to and thickening in the endometrium, which may enhance implantation of the embryo. We are conducting reproductive toxicology tests in animals in parallel with the Phase I/II trials in anticipation of studying relaxin in women trying to get pregnant.



Peripheral Vascular Disease



     Peripheral vascular disease, which is generally known as PVD, is a syndrome characterized by inadequate blood flow to the extremities, particularly the lower limbs. PVD often leads to severe leg pain and debilitating ulcers due to chronic oxygen deprivation of the lower extremities. In its more serious manifestations, patients with PVD experience gangrene, which may result in amputation of the affected limb. It is caused by a variety of serious medical conditions, but the single most common cause is diabetes mellitus or Type II diabetes. As the incidence of Type II diabetes is increasing in both developed and developing nations, and because there are limited therapeutic options for treatment, PVD is becoming an increasingly frequent medical problem.



     The promise of relaxin to treat PVD is based on its ability to increase blood flow to oxygen-deprived tissue through its vasodilatory and angiogenic activities. Relaxin's vasodilatory property relates to its ability to stimulate the secretion of nitric oxide at selective targets without side effects. Nitric oxide is an agent known to cause vasodilation and improve vascularization, or blood flow. There is evidence that nitric oxide synthesis is impaired in patients with PVD, and restoration of nitric oxide levels in the blood vessels by the administration of a known nitric oxide stimulator reduced the severe pain experienced by PVD patients due to constricted blood vessels. Clinical studies have shown that other agents that cause vasodilation, such as prostacyclin, alleviated the acute symptoms of PVD and improved ulcer healing, but are also associated with side effects, including low blood pressure. Although there are drugs currently available for pain due to constricted blood vessels, surgery is the only option available for more severe incidences. We believe that relaxin, although it is administered systemically, may have a specific therapeutic effect at the precise location where more blood flow is needed, and may have a positive effect in the treatment of more severe incidences of the disease.



     Relaxin may also be beneficial in treating PVD due to its angiogenic activity. Relaxin stimulates the growth of new blood vessels at the site of oxygen-deprived tissue through a several step process, further enhancing the blood flow to the site of oxygen-deprived tissue. At this site, macrophages, which are cells that help fight infection and injury, become activated. Relaxin is known to bind to activated macrophages, which in turn stimulates the production of VEGF and bFGF. These two growth factors play a potent role in the growth of new blood vessels.



     Clinical trials using porcine relaxin for the treatment of PVD have been published prior to the era of recombinant DNA technology. In these studies, improved blood flow and healing of oxygen deprived ulcers was reported. Forty-three patents were treated with porcine relaxin daily and efficacy was judged either by skin temperature or blood flow to digits and segments. Mean skin temperature, compared to baseline, increased over six months by approximately 3(LOGO)C, indicating increased blood flow. Some patients experienced healing of ulcers, typically within 3 months of therapy. Additionally, patients with Raynaud's symptoms, or extreme sensitivity to cold causing restriction of blood vessels, experienced improvement in their symptoms. Finally, two patients taking relaxin who were known to have heart disease and chest pain, had a dramatic decrease in their need for nitroglycerin tablets, which stimulate the production of nitric oxide. Withdrawal of therapy or conversion to a much less potent relaxin therapy resulted in recurrence of symptoms and decline in skin temperatures.



     We have recently submitted an investigational new drug application to the FDA to initiate a Phase II clinical trial with ConXn to treat PVD. PVD affects more than 5 million persons in the United States, and 2 million of those persons are medically managed. Our PVD trial will also examine ConXn's effect in treating kidney and cardiovascular disease, which are often present in PVD patients.



Organ Fibroses



     We believe that ConXn may have further potential in treating organ-specific fibroses, such as kidney, pulmonary, and liver fibroses. Each of these fibrotic conditions has a common cause, namely the production of excessive amounts of collagen that the body is unable to break down adequately. Relaxin's ability to interrupt the production of and to promote the breakdown of scarred or hardened tissue may make it effective in the treatment of such diseases. Relaxin may have potential for treating kidney fibrosis that occurs from diabetes and other diseases leading to impairment of the kidney, which are currently treated with steroids and angiotensin-converting enzyme inhibitors, commonly called ACE inhibitors. We are also exploring the possibility of using relaxin to treat cardiac diseases, specifically the scarring of the heart that occurs in heart attacks, atherosclerosis and hypertension, as well as vessel blockage following angioplasty. There may also be potential for the treatment of chronic inflammation and scarring in the walls of the lungs, and fibrosis induced in the liver by chronic hepatitis or cirrhosis of the liver.



RELAXIN STRATEGIC AGREEMENTS



     To date, we have entered into three strategic agreements for our relaxin program for markets outside of the United States. We have licensed rights to develop and commercialize relaxin to Medeva for Europe, Suntory for Japan, and Paladin for Canada. Our license agreements with these international companies are financially and commercially valuable as they offset much of the costs associated with developing relaxin and will make it possible to commercialize the product in geographical markets outside of our focus. In combination, the three agreements may potentially provide approximately $52 million in license, development, milestone and equity payments, plus royalties on product sales for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications outside of the United States. We may pursue additional license agreements for other foreign markets, and intend to retain rights for the United States. We recently entered a collaborative research agreement with another company for the development of a new delivery system for ConXn that may be more convenient than the current pump delivery system.

COMMERCIALIZATION AND DERMATOLOGY ACTIVITIES



     We are currently selling three products targeted at specialty medical markets, and developing others. These products include:



   PRODUCT                  DISEASE                   STATUS               MARKETING
 Luxiq         Mild to moderate scalp dermatoses   Marketed       Connetics -- North America
----------------------------------------------------------------------------------------------
 OLUX          Moderate to severe scalp            New drug       Connetics -- Worldwide
               dermatoses                          application
                                                   submitted
----------------------------------------------------------------------------------------------
 Liquipatch    Various diseases of the skin        In             Connetics -- North
                                                   development    America(1)
----------------------------------------------------------------------------------------------
 Other foam    Various diseases of the skin        In             Connetics -- North America
 formulations                                      development
----------------------------------------------------------------------------------------------
 Ridaura       Rheumatoid arthritis                Marketed       Connetics -- United States
----------------------------------------------------------------------------------------------
 Actimmune     Chronic granulomatous disease       Marketed       Connetics -- United States
                                                                  until December 31, 2001
                                                                  (royalties thereafter)
----------------------------------------------------------------------------------------------


-------------------------

(1) Soltec reserved rights to certain specific Liquipatch formulations for North America.



     Our commercialization activities target specialty medical markets, which are characterized by markets with large patient populations that are served by relatively small, and therefore accessible, groups of treating physicians. In our commercial business, we are offering products with clinically proven therapeutic advantages and are providing quality customer service to physicians through our experienced and focused sales and marketing staff. Our commercial strategy permits us to effectively reach the majority of the treating physicians. Currently, our primary commercial focus is on dermatology. Approximately 6,000 of the 8,500 U.S. dermatologists account for 90% of the prescriptions written by dermatologists.



     Dermatological diseases often persist for an extended period of time and are treated with clinically proven drugs that are currently delivered in a variety of formulations, including solutions, creams, gels and ointments. We believe that these existing delivery systems often inadequately address a patient's needs for efficacy and cosmetic elegance, and that the failure to address those needs may decrease patient compliance. We have two foam-based products for the treatment of scalp dermatoses: Luxiq, which we currently market, and OLUX, which is undergoing FDA review. We believe that our proprietary foam delivery system has significant treatment and cosmetic advantages over conventional therapies for scalp dermatoses. These advantages include improved efficacy due to higher absorption and more localized delivery of the active agent. The unique foam formulation liquefies when applied to the skin, and enables rapid penetration of the active dermatologic agent, thus enhancing efficacy. When the foam is applied, it dries quickly, is not greasy, and does not stain or have any odor. As a result, we believe that the combination of the increased efficacy and the cosmetic elegance of the foam may actually improve patient compliance and satisfaction.

Luxiq Foam



     Luxiq is a foam formulation of betamethasone valerate, a mid-potency topical steroid which is prescribed for the treatment of mild to moderate steroid responsive scalp dermatoses such as psoriasis, eczema and seborrheic dermatitis. We licensed the North American rights from Soltec Research Pty Ltd., a subsidiary of F.H. Faulding & Co., Ltd., to develop and commercialize Luxiq. In our Phase III trial, patients treated with Luxiq experienced a statistically significant improvement over patients treated with placebo or a currently approved betamethasone valerate mid-potency lotion. In March 1999, we received FDA clearance for Luxiq and in April 1999 we initiated commercial sales in the United States.



OLUX Foam



     OLUX is a foam formulation of clobetasol propionate, a super high-potency topical steroid which we are developing for the treatment of moderate to severe steroid-responsive dermatoses of the scalp. We have licensed worldwide rights from Soltec to develop and commercialize OLUX. In 1998, we completed a Phase III clinical trial of approximately 190 scalp psoriasis patients, comparing OLUX to a currently approved clobetasol solution and placebo during a two week treatment regimen. OLUX trial results showed a 74% improvement in the global response to treatment as judged by the investigators for OLUX as opposed to 63% for clobetasol solution and 8% for placebo. Primary endpoints included changes in the clinical signs of psoriasis: plaque thickness, scaling, erythema, or redness, and the global response to treatment as judged by the investigator. In July 1999, we submitted a new drug application to the FDA for OLUX.



Dermatology Product Pipeline



     In December 1999, we entered into a comprehensive licensing agreement with Soltec for exclusive rights to certain applications of a broad range of unique topical delivery technologies, including aerosol foam formulations and Soltec's patented Liquipatch technology. Similar to our foam delivery system for Luxiq and OLUX, the new aerosol foams, including water-, ethanol- and petrolatum-based foams, may offer improved efficacy over traditional formulations due to greater absorption of the active ingredient to the skin. In addition to the potential for improved efficacy, the foam formulations represent a cosmetically elegant alternative to existing dermatologic treatments. Liquipatch is a gel-matrix delivery system that applies to the skin like a normal gel and dries to form a very thin, invisible, water-resistant film. This film enables a controlled release of the active agent to provide longer relief, with the potential of being less irritating to the skin than other delivery systems. With this agreement in place we are positioned to pursue simultaneous development of a number of innovative products. We anticipate developing one or more new products in the aerosol foam or Liquipatch formulations, by incorporating leading dermatologic agents, in such a way as to deliver formulations that are tailored to treat specific diseases or different areas of the body. We expect to seek partners for over-the-counter market opportunities and for development and commercialization outside the United States.



Ridaura



     Ridaura is an oral formulation of a gold salt for the treatment of rheumatoid arthritis, a chronic autoimmune disease that results in painful inflammation and erosion of the joints and loss of mobility. Over two million individuals in the United States suffer from this disease. Ridaura is currently indicated for adults with active rheumatoid arthritis who are not responsive to, or are intolerant of, treatment with non-steroidal anti-inflammatory drugs. Ridaura competes on the basis of clinical evidence that shows the drug slows the progression of damage to joint tissue. Our 1999 sales of Ridaura declined to approximately $5.7 million from $7.5 million in 1998. We believe that our sales have declined over this time period, and are likely to continue to decline, in part due to the introduction of several major rheumatoid arthritis therapies in late 1998 and 1999.



Actimmune



     In 1998, we licensed from Genentech exclusive rights to Actimmune, interferon gamma, for the United States and Japan. Interferon gamma is one of a family of proteins involved in the regulation of the immune system and has been shown to reduce the frequency and severity of certain infections. We formed a subsidiary, InterMune Pharmaceuticals, Inc., to develop Actimmune for various infections and fungal diseases. In April 1999, InterMune became an independent company, and it has an exclusive license from us to develop Actimmune. We have retained the commercial revenue rights for Actimmune for the treatment of chronic granulomatous disease through December 31, 2001. Thereafter, InterMune will pay us a royalty on Actimmune sales. In addition, we have retained the product rights for potential dermatological applications. Our sales of Actimmune for the twelve months ended December 31, 1999 were approximately $4.8 million as compared to zero for the same period in 1998.



SALES AND MARKETING



     We have an experienced, highly productive sales and marketing organization. We intend to maintain control of sales and marketing responsibilities for our targeted specialty markets in the United States. Outside of our target markets, we have entered into partnerships to manage product commercialization activities. For example, our relaxin partners, Medeva for Europe, Suntory for Japan and Paladin for Canada, will be responsible for commercializing relaxin in their territories should that product be approved. In addition, in March 1999, we entered into agreements with MGI Pharma to provide sales support for Ridaura and Luxiq to rheumatologists.



     Our sales representatives focus on cultivating relationships of trust and confidence with the physicians they call upon. We use a variety of advertising, promotional material, specialty publications, participation in educational conferences and product Internet sites to achieve our marketing objectives. We supplemented our sales staff in late 1999 with contract sales representatives to increase the frequency of our sales calls or to assist with the launch of products. Currently, all of our product distribution activities are handled by CORD in the United States. As of March 17, 2000, we had 51 people in our sales and marketing organization, including over 40 sales representatives.



STRATEGIC AGREEMENTS



     We have entered into numerous strategic development and commercialization relationships that have substantially expanded our business. Our main reasons for entering into strategic partnerships are to gain access to additional product and market opportunities and to share the risk and financial cost of developing products. These collaborations may help us to increase product sales and marketing activities, and extend development and commercialization activities to foreign markets.



Relaxin -- Biotechnology Product Development Agreements



     Medeva PLC



     In January 1999, we entered into an exclusive license agreement with Medeva PLC for the development, commercialization and supply of ConXn in Europe. Under the terms of the agreement, Medeva will pay up to $35.0 million in development, milestone and equity payments for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for ConXn in Europe. Medeva will be responsible for all development and commercialization activities in Europe. Medeva will purchase ConXn from us and pay royalties on European sales of ConXn. Until the earlier of five years after we launch ConXn in the United States or the end of the first calendar year when Medeva's European net sales of ConXn exceed $25.0 million, Medeva will receive 50% of our operating profits from U.S. ConXn sales.



     Suntory



     In April 1998, we entered into an exclusive license agreement with Suntory for the development, commercialization and supply of relaxin for scleroderma in Japan. Under the terms of the agreement, Suntory will pay up to 1.6 billion yen, which we estimated to be up to $14.0 million in license, development and milestone payments, based upon the exchange ratio at the time of the transaction. Suntory is responsible for all development and commercialization activities in Japan. Suntory will purchase relaxin materials from us, make payments based upon development progress in the United States and Japan and pay us royalties on sales in Japan.



     Paladin Labs



     In July 1999, we entered into an exclusive license agreement with Paladin for the development, commercialization and supply of ConXn in Canada. Under the terms of the agreement, Paladin will pay up to $3.2 million in development, milestone and equity payments for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for ConXn in Canada. Paladin is responsible for all development and commercialization activities in Canada, and will pay royalties on all sales of ConXn in Canada.



     Genentech



     In September 1993, we entered into an agreement with Genentech, which was subsequently amended in July 1994 and April 1996. The agreement, as amended, grants to us exclusive rights, for indications other than reproductive indications, to make, have made, use, import and sell certain products derived from recombinant human relaxin. Many of our relaxin patent rights are owned by The Howard Florey Institute of Experimental Physiology and Medicine, and are licensed to us through the agreements with Genentech. Genentech retains co-exclusive rights for reproductive indications. The agreement also includes technology transfer, supply, and intellectual property provisions, including a provision requiring us to meet milestones. Our failure to achieve designated milestones allows Genentech to terminate the license. Upon termination, we could be required to license our relaxin technology to Genentech, on a non-exclusive basis.



Dermatology Program and Other Commercialized Products Agreements



     Soltec



     We are parties to four agreements with Soltec, a subsidiary of F.H. Faulding & Co., Ltd., which give us exclusive rights to specified applications of a broad range of unique topical delivery technologies, including several distinctive aerosol foams. Our relationship with Soltec led to our development of Luxiq, which we launched in April 1999, and to the development of OLUX. In July 1999, we submitted a new drug application to the FDA for OLUX for the treatment of moderate to severe scalp dermatoses. We anticipate conducting parallel product development on several products over the next several years.



     Under a comprehensive collaboration agreement that we entered into with Soltec in December 1999, we paid Soltec $1 million in cash and stock, and may make future milestone, development and royalty payments. We also have obligations to develop new products incorporating the licensed technology on timelines agreed to by the parties, and we will pay royalties on our net sales on those products if and when they are approved for sale in the licensed territory. We also agreed to pay Soltec an annual fee in exchange for continuing research and the rights to future product formulations that Soltec may develop.



     InterMune Pharmaceuticals



     In December 1995, we entered into a license agreement with Genentech to acquire exclusive U.S. development and marketing rights to interferon gamma for dermatological indications. The cumulative effect of a number of subsequent amendments to the original license agreement is to expand the fields of use for which the license applies, and adding Japan to the licensed territory. We are also parties to a supply agreement with Genentech in which they will manufacture and supply Actimmune to us. We established a subsidiary, InterMune, in 1998 to develop Actimmune for serious pulmonary and infectious diseases and congenital disorders. In April 1999, InterMune became an independent company. We currently hold 1,049,445 shares of redeemable convertible preferred stock of InterMune, which represents approximately a 7% equity position in InterMune. On February 2, 2000, InterMune filed a registration statement for its initial public offering. Upon successful completion of the initial public offering, the stock we hold in InterMune is convertible share-for-share into common stock of InterMune, and we will receive an additional $1,000,000 in cash or stock of InterMune. We will receive additional cash and equity payments over the next two years. InterMune assumed our obligations under the license with Genentech and the corresponding supply agreement pursuant to which Genentech manufactures and supplies Actimmune to us. We will retain commercial rights to and revenue from Actimmune for chronic granulomatous disease until December 31, 2001 and receive a royalty on Actimmune sales thereafter. In addition, we hold an option to purchase the product rights for potential dermatological applications of Actimmune.



     MGI Pharma



     In March 1999, we entered into two agreements with MGI Pharma. Under the terms of the agreements, MGI Pharma will promote Ridaura and Luxiq to the rheumatology market in the United States. These arrangements take advantage of MGI Pharma's specialty sales force that calls on rheumatologists in the United States, and allows us to focus our attention on the dermatology marketplace.



PATENTS AND PROPRIETARY RIGHTS



     Our success will depend in part on our ability and our licensors' ability to obtain and retain patent protection for our products and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties.



     We own or are exclusively licensed under pending applications and/or issued patents worldwide relating to ConXn, Luxiq and OLUX, as well as other technology in the earlier stages of research.



     Many of our relaxin patent rights are licensed from The Howard Florey Institute of Experimental Physiology and Medicine through a sublicense from Genentech. We also have an agreement with the Florey Institute that requires us to pay relaxin royalties based on our sales directly to the Florey Institute in addition to those royalties payable to Genentech. Under the agreement, we provide annual research funding to the Florey Institute for up to five years or until the date of the first sale of a relaxin product, whether it is sold by us or by our licensees. We have also agreed to pay the Florey Institute a portion of revenues received from corporate collaborators. If we fail to use our best efforts to commercialize relaxin, the Florey Institute could terminate our rights to the Florey Institute patents.

     Our relaxin patent portfolio includes pending applications and issued patents in the United States and various international equivalents which we own or license from others. Our relaxin patent portfolio includes certain claims within the following categories:



     - compositions of matter;



     - pharmaceutical compositions;



     - methods of manufacture; and



     - methods of treatment.



     The issued patents in our relaxin patent portfolio will expire at various times between 2002 and 2015. Recently, new biological activities of relaxin have been elucidated, and we are pursuing methods of treatment patents with our academic collaborators. Moreover, no consistent policy has emerged from the U.S. Patent and Trademark Office regarding the breadth of claims allowed in biotechnology patents and, therefore, the degree of future protection for our proprietary rights is uncertain. In addition, the patent laws of foreign countries differ from those of the U.S. and the claims allowed may differ from country to country. Accordingly, the degree of protection, if any, afforded by foreign patents may be different from that in the U.S.



     One of the European patents licensed to us, which claims gene sequence encoding human relaxin, was opposed by a third party challenging the ethics of patents on a human gene sequence. Our licensor successfully defended the original opposition, resulting in a decision in our favor, but the decision has been appealed. We may not be successful on appeal. An adverse decision could result in a requirement that our licensor amend the language of the patent in ways that we cannot currently predict, and would require us to reassess the strength of that patent after it was amended.



     With respect to patent applications that we or our licensors have filed, and patents issued to us or our licensors, we cannot give any assurances that:



     - any of our or our licensors' patent applications will issue as patents;



     - any such issued patents will provide competitive advantage to us; or



     - our competitors will not successfully challenge or circumvent any such issued patents.



     Our interferon gamma patent portfolio includes issued U.S. patents and other pending U.S. applications. Our interferon gamma patent portfolio is licensed to InterMune, but we receive revenue and royalty payments pursuant to our agreement with InterMune. The issued interferon gamma patents begin to expire in 2009. The interferon gamma portfolio covers compositions of matter, pharmaceutical compositions, and methods of treatment.



     In addition to patent coverage, we also rely on trade secrets and proprietary know-how. We require each of our employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed by or made known to the individual during the course of the relationship will be kept confidential during the term of the relationship with us and for one to ten years after the relationship ends, and will not be used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, or by a consultant or advisor, to the extent appropriate for the services provided, during the course of the relationship, are our exclusive property. The agreement does not include inventions unrelated to our business and developed entirely on the individual's own time. These agreements may not provide meaningful protection or adequate remedies for misappropriation of our trade secrets in the event of unauthorized use or disclosure of such information.



     We encourage ongoing scientific research on relaxin by making samples of recombinant human relaxin available for medical or scientific research studies. To preserve our rights to the recombinant protein and to the technology in general, we require each recipient of relaxin samples to sign a materials transfer agreement. If these agreements are breached, however, remedies may not be available or adequate and our trade secrets may otherwise become known to competitors. To the extent that our consultants, employees or other third parties apply technological information independently developed by them or by others to our proposed projects, third parties may own all or part of the proprietary rights to such information, and disputes may arise as to the ownership of these proprietary rights which may not be resolved in our favor. Such third parties may attempt to patent their work and, if patents are issued, that they would be available to license to us.



MANUFACTURING



     We contract with independent sources to manufacture our products, which enables us to focus on product and clinical development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities. Boehringer Ingelheim manufactures relaxin for us for clinical and commercial uses under a long-term contract. Luxiq and OLUX are currently manufactured for us by CCL Pharmaceuticals. Actimmune is manufactured by Genentech. Ridaura is manufactured by SmithKline under an agreement with an initial term through December 2001.



COMPETITION



     The pharmaceutical and biotechnology industries are highly competitive. Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that we are developing or marketing. Numerous pharmaceutical and biotechnology companies and academic research groups throughout the world are engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions that we are also addressing. We believe ConXn provides opportunities for treatment of life threatening diseases for which there are few or no current alternatives. In addition, we believe that the principal competitive factors in our industry include:



     - ability to obtain timely regulatory approvals from the FDA and similar foreign regulatory agencies;



     - operational competence in developing, protecting, manufacturing and marketing products;



     - managerial competence in identifying and pursuing product in-licensing and acquisition opportunities; and



     - access to financial resources.



     We intend to compete on the basis of the quality and efficacy of our products, combined with the effectiveness of our marketing and sales efforts. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to, and develop pharmaceutical products and compounds and to exploit these products and compounds commercially before others are able to develop competitive products.



     With regard to Ridaura, there are numerous products on the market, and under development, for the treatment of rheumatoid arthritis. We believe that our Ridaura sales declined in 1999 in part due to the competition of new rheumatoid arthritis therapies introduced by Hoechst Marion Roussel, Immunex Corporation and Monsanto Company.



     Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have more collective experience than us in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we do.



GOVERNMENT REGULATION



     The pharmaceutical and biotechnology industries are subject to regulation by the FDA under the Food Drug and Cosmetic Act, and by similar agencies outside of the United States. We expect that all of our pharmaceutical products will require regulatory approval by governmental agencies before we can commercialize them. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Labeling and promotional activities are subject to scrutiny by the FDA. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. Failure to comply with applicable requirements can result in, among other things, warning letters, fines, injunctions, penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of approval, and criminal prosecution. Accordingly, ongoing regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that we have or may develop. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources.



     Generally, in order to obtain FDA approval for a new therapeutic agent, a company first must conduct pre-clinical studies. The basic purpose of pre-clinical investigation is to gather enough evidence on the potential new agent through laboratory experimentation and animal testing, to determine if it is reasonably safe to begin preliminary trials in humans. The results of these studies are submitted as a part of an investigational new drug application, which the FDA must review before human clinical trials of an investigational drug can start. We have filed and will continue to be required to sponsor and file investigational new drug applications, or INDs, and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of our products.



     Clinical trials are normally done in phases and generally take two to five years, but may take longer, to complete. The rate of completion of our clinical trials depends upon, among other factors, the rate at which patients enroll in the study. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on our business. Phase I trials generally involve administration of a product to a small number of persons to determine safety, tolerance and the metabolic and pharmacologic actions of the agent in humans and the side effects associated with increasing doses. Phase II trials generally involve administration of a product to a larger group of patients with a particular disease to obtain evidence of the agent's effectiveness against the targeted disease, to further explore risk and side effect issues, and to confirm preliminary data regarding optimal dosage ranges. Phase I and Phase II trials can sometimes be combined, with the FDA's concurrence, into a Phase I/II trial. Phase III trials involve more patients, and often more locations and clinical investigators than the earlier trials. At least one such trial is required for FDA approval to market a drug. Phase II and Phase III trials can sometimes be combined, with the FDA's concurrence, into a Phase II/III trial.



     After we complete the clinical trials of a product, we must file with the FDA a new drug application, if the product is classified as a new drug, or a biologics license application if the product is classified as a biologic. We must receive FDA clearance before we can commercialize the product.

The testing and approval processes require substantial time and effort and approval may not be granted on a timely basis, if at all. The FDA can take between one and two years to review new drug applications and biologics license applications, and can take longer if significant questions arise during the review process. While various legislative and regulatory initiatives have focused on the need to reduce FDA review and approval times, the ultimate impact of such initiatives on our products cannot be certain. In addition, if there are changes in FDA policy while we are in product development, we may encounter delays or rejections that we did not anticipate when we submitted the new drug application or biologics license application for that product. We could encounter similar delays in other countries. We may not obtain regulatory approval for any products that we develop, even after committing such time and expenditures to the process. If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed.



     Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, recalls, seizures, injunctions or criminal sanctions.



     The Orphan Drug Act of 1983 provides incentives to develop and manufacture products for the treatment of rare diseases. Under the Orphan Drug Act, we may be eligible for tax benefits and be granted a seven-year period of marketing exclusivity for ConXn for the orphan indication. The "orphan drug" status of ConXn may provide us with seven years of market exclusivity in the United States if ConXn is the first recombinant relaxin product approval for the treatment of progressive systemic sclerosis. Although this status would prevent other sponsors from obtaining clearance of the same product for the same indication, or the same product for other indications, it would not prevent sponsors from seeking or receiving clearance of other types of products to treat the same indication. One of the requirements for us to maintain orphan drug status will be that we are able to manufacture a sufficient supply of the drug. We are dependent on Boehringer Ingelheim for the manufacture of relaxin on a commercial scale, and any failure by Boehringer Ingelheim to meet its commitments could jeopardize our period of exclusivity in the U.S. Moreover, the U.S. Congress has considered and may consider in the future, legislation that would restrict the duration of the market exclusivity of an orphan drug and, thus, the benefits of the existing statute may not remain in effect.



     To develop and market outside the United States, our products will be subject to foreign regulatory requirements governing human clinical trials, manufacturing and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.



THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM



     The commercial success of our products will be substantially dependent upon the availability of government or private third-party reimbursement for the use of such products. Medicare, Medicaid, health maintenance organizations and other third-party payers may not authorize or otherwise budget such reimbursement. Such governmental and third party payers are increasingly challenging the prices charged for medical products and services. Our products, once marketed, may not be viewed as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. We cannot predict the likelihood that federal and state legislation related to health care reform or lowering pharmaceutical costs will pass. Our ability to develop or commercialize our product candidates may also be adversely affected to the extent that these or other proposals or reforms have a material adverse effect on our ability to secure funding for development, or on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our product candidates. In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the U.S. or foreign health care systems could have a material adverse effect on our business.



ENVIRONMENTAL REGULATION



     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources. We could be required to incur significant costs to comply with environmental laws and regulations as our research activities are increased, and if that were to happen our operations, business and future profitability could be adversely affected.



DEVELOPMENT



     We have several products that require clinical and manufacturing development, including our ConXn, OLUX and other dermatology products. Our development activities involve work related to product formulation, preclinical and clinical study coordination, regulatory administration, manufacturing, and quality control and assurance. While many other pharmaceutical and biotechnology companies conduct earlier stage research and drug discovery, our focus is on later-stage development to minimize the risk and time requirements for us to get a product on the market.



     In addition to our in-house staff and resources, we contract a substantial portion of development work to outside parties. For example, we typically engage contract research organizations to manage our clinical trials. We have contracts with vendors to conduct product analysis and stability studies, and we outsource all of our manufacturing scale-up and production activities.



     Our product development activities are leveraged by our collaborative relationships with pharmaceutical partners and academic researchers. In particular, we have three partners that have responsibility for developing relaxin in Europe, Japan and Canada. Through our agreements with these partners, we have joint development committees that collaborate on decision-making and product development. Also, from time to time we enter agreements with academic or university-based researchers to conduct various studies for us.



YEAR 2000 ISSUE


     Many computer systems and software applications were not designed to handle dates beyond the year 1999, and therefore had to be modified prior to year 2000 in order to remain functional. Those computer programs that had time-sensitive software had to be updated to accept four digit entries to the 1900's from the year 2000 to avoid the possibility of a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As with many other companies, we assessed the potential impact on our operations of the Year 2000 issue, and incurred expenses in anticipation of the transition from 1999 to 2000.


     During 1999, we completed the testing and upgrading of all of our information technology and operating systems. Our third party distribution service system (which includes customer orders, billing, shipping and inventory management) made its distribution system Year 2000 compliant, and we converted to the compliant system in November 1998. We initiated formal communications with each of our significant suppliers and customers to determine the extent of our vulnerability to those third parties' failure to remediate their own Year 2000 issues. We requested that third party vendors represent their products and services to be Year 2000 compliant and that they have a program to test for Year 2000 compliance.

     We also developed contingency plans for certain critical business processes. Our total cost for the Year 2000 project was less than $100,000, was funded through available cash resources and was not material to our financial condition to date. We did not experience any material disruptions to our business as a result of the arrival of the year 2000, and did not incur any material unplanned expenditures to address any unanticipated Year 2000 issues.

EMPLOYEES

     As of December 31, 1999, we had 112 full-time employees. Of the full-time employees, 51 were engaged in sales and marketing, 41 were in research and development and 20 were in general and administrative positions. We believe our relations with our employees are good.

FACILITIES

     We currently lease 36,964 square feet of laboratory and office space at 3400 and 3294 West Bayshore Road in Palo Alto, California. We lease this space under two lease agreements that will expire in January 2003. We believe that our existing facilities are adequate to meet our requirements for the near term and that additional space will be available on commercially reasonable terms if needed.

LITIGATION

     We are not a party to any material litigation proceedings.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS


     The shares being registered by this registration statement for the selling stockholders consist of the following:


     Soltec. On December 9, 1999, in connection with a license agreement, Connetics and Soltec entered into a Stock Issuance Agreement, pursuant to which we agreed to issue 80,154 shares of Connetics Common Stock to Soltec at the then-fair market value of the stock.


     Kepler Capital. In connection with the Equity Line Agreement, which expires December 1, 2000, we have agreed to register certain shares of our common stock that may be issued in the event that the equity line is drawn upon. We are required to sell $500,000 of our common stock to Kepler approximately every 90 days pursuant to the terms of the Equity Line Agreement if our stock meets certain volume restrictions and trades above $10.00 per share. In January 2000, our stock met those restrictions, and in that connection we issued approximately 58,000 shares of our stock to Kepler under the terms of the Equity Line Agreement. In addition, we may elect to draw down approximately $2,000,000 every 90 days, if our stock trades above $7.00 per share. We are registering additional shares covered by this prospectus to satisfy any obligation we may have to issue shares to Kepler in future quarters.



     Dr. Vandenbark. On December 8, 1999, we entered into Agreement Relating to Acceleration and Termination of Contracts with Dr. Vandenbark in conjunction with the assignment of our TCR technology to The Immune Response Corporation. Pursuant to that agreement, we agreed to issue 9,101 shares of our common stock to Dr. Vandenbark.

                              SELLING STOCKHOLDERS


     The following table sets forth certain information as of March 17, 2000 with respect to each selling stockholder. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, we believe based on information furnished by the selling stockholders that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.





                                                              SHARES BENEFICIALLY   SHARES BENEFICIALLY
                                                                     OWNED                 OWNED
                                                                BEFORE OFFERING      AFTER OFFERING(1)
                                             SHARES OFFERED   -------------------   -------------------
        NAME OF SELLING STOCKHOLDER            HEREBY(1)       NUMBER    PERCENT     NUMBER    PERCENT
        ---------------------------          --------------   --------   --------   --------   --------
Kepler Capital LLC(2)......................     400,000       108,438       *       108,438       *
Soltec Research Pty Ltd.(3)................      80,154             0       *             0       *
Arthur A. Vandenbark(4)....................       9,101        14,839       *        14,839       *
     Total.................................     489,255        73,277       *        73,277       *


-------------------------

* Less than 1%. Percentages are based on 27,232,728 shares outstanding at March 17, 2000.



(1) Assumes the sale of all shares offered by this prospectus and no other purchases or sales of our common stock. See "Plan of Distribution." If shares offered by this prospectus are not sold, actual share ownership will be higher than this table reflects.



(2) Includes 458,438 shares as to which Jeffrey Devers, President of Kepler Capital LLC, may be deemed to be the beneficial owner. Mr. Devers disclaims beneficial ownership of such shares. Includes 58,438 shares of common stock issued pursuant to the Structured Equity Line Agreement, and warrants to purchase 50,000 shares of common stock which are currently exercisable or will become exercisable on or before May 16, 2000 by Kepler Capital LLC.



(3) Soltec Research Pty Ltd. is a subsidiary of F.H. Faulding & Co., Ltd., a public company. Faulding may be deemed to be the beneficial owner of such shares.



(4) Includes 14,839 options to purchase shares of common stock which are currently exercisable or will become exercisable on or before May 16, 2000 by Dr. Vandenbark.

                              PLAN OF DISTRIBUTION


     The selling stockholders or their pledgees, donees, transferees, or other successors-in-interest may sell the shares of our common stock from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions or otherwise. We will not receive any proceeds from the sale of the shares by the selling stockholders, but we have agreed to pay certain of their expenses. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.



     The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholders also may sell the shares short and deliver the shares to close out such short positions. The selling stockholders also may enter into options or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, which may then resell or otherwise transfer such shares. The selling stockholders also may loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.



     Any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, shares held by Soltec may also qualify for sale pursuant to Regulation S.



     The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the shares in amounts customary for the type of transaction effected. The selling stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the selling stockholders incurred in connection with the sale of shares.



     The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell shares registered under this prospectus, that they will:



          (1) not engage in any stabilization activity in connection with any of our securities;



          (2) cause to be furnished to each person to whom shares included in this prospectus may be offered, and to each broker-dealer, if any, through whom shares are offered, such copies of this Prospectus, as supplemented or amended, as may be required by such person; and



          (3) not bid for or purchase any of our securities or any rights to acquire Connetics' securities, or attempt to induce any person to purchase any of our securities or rights to acquire securities other than as permitted under the Exchange Act.



     The selling stockholders and any broker-dealers, agents, underwriters or any other persons who participate with them in the distribution of the shares of our common stock, may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act.



     With regard to the shares, we have agreed to maintain the effectiveness of this registration statement until two years after the effective date of this registration statement; provided however that if our counsel provides an opinion to the requesting holders, based on factual representations provided by the requesting holders or information filed with the SEC that such holders are not, at the time of such request, "affiliates" of Connetics, within the meaning of Rule 144 of the Securities Act, then we shall not be obligated to extend the effectiveness of the registration statement. No sales may be made pursuant to this registration statement and prospectus after such dates unless we amend or supplement this registration statement and prospectus to indicate that we have agreed to extend such period of effectiveness.



     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS


     The validity of our common stock will be passed upon for us by Morrison & Foerster LLP, Denver, Colorado.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 1999 and 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about Connetics and the shares of common stock offered, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's following Regional
Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of this material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Additional information about us may be found on our web site at http://www.connetics.com. Information contained on our web site does not constitute part of this prospectus.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed. This prospectus is part of a registration statement on Form S-3 we filed with the SEC (Registration No. 333-30142). The documents we incorporate by reference are:



     1. Connetics' annual report on Form 10-K for the fiscal year ended December 31, 1999.



     2. Connetics' Registration Statement on Form 8-A dated May 23, 1997, which contains a description of our capital stock.



     3. Connetics' Registration Statement on Form 8-A dated December 8, 1995, which contains a description of our capital stock.


     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Corporate Counsel, Connetics Corporation, 3400 West Bayshore Road, Palo Alto, CA 94303; telephone number
(650) 843-2800.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table shows the costs and expenses payable by Connetics in connection with the sale and distribution of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee. The selling stockholders are responsible for paying selling commissions, brokerage fees, and any applicable transfer taxes and fees and disbursements of their counsel.



                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC registration fee........................................  $ 2,202.23
Legal fees and expenses.....................................   15,000.00
Printing expenses...........................................    5,000.00
Accounting fees and expenses................................    8,000.00
Miscellaneous expenses......................................    2,000.00
                                                              ----------
  Total.....................................................  $32,202.23
                                                              ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of the registrant's Amended and Restated Certificate of Incorporation and Article VII,
Section 6 of the registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.


ITEM 16. EXHIBITS


     See Index to Exhibits (page II-4).


ITEM 17. UNDERTAKINGS


     The undersigned registrant hereby undertakes:



          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the

     Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California, on the 20th day of March, 2000.


                                          CONNETICS CORPORATION

                                          By:      /s/ JOHN L. HIGGINS
                                            ------------------------------------
                                                      John L. Higgins
                                                      Vice President,
                                                 Finance and Administration
                                                and Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:



                SIGNATURE                                    TITLE                          DATE
                ---------                                    -----                          ----

                    *                          President, Chief Executive Officer      March 20, 2000
------------------------------------------     (Principal Executive Officer) and
            Thomas G. Wiggans                               Director

           /s/ JOHN L. HIGGINS                    Vice President, Finance and          March 20, 2000
------------------------------------------     Administration and Chief Financial
             John L. Higgins                    Officer (Principal Financial and
                                                      Accounting Officer)

                    *                          Chairman of the Board of Directors      March 20, 2000
------------------------------------------
               G. Kirk Raab

                    *                                       Director                   March 20, 2000
------------------------------------------
        Alexander E. Barkas, Ph.D.

                    *                                       Director                   March 20, 2000
------------------------------------------
          Eugene A. Bauer, M.D.

                    *                                       Director                   March 20, 2000
------------------------------------------
              Brian H. Dovey

                    *                                       Director                   March 20, 2000
------------------------------------------
               John C. Kane

                    *                                       Director                   March 20, 2000
------------------------------------------
             Thomas D. Kiley

                    *                                       Director                   March 20, 2000
------------------------------------------
          Joseph J. Ruvane, Jr.

         *By /s/ JOHN L. HIGGINS                                                       March 20, 2000
  -------------------------------------
             John L. Higgins,
             Attorney-in-fact

                                 EXHIBIT INDEX

                               INDEX TO EXHIBITS


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  5.1     Form of Opinion of Morrison & Foerster LLP
 23.1     Consent of Ernst & Young LLP, Independent Auditors
 23.2     Consent of Counsel (included in Exhibit 5.1)
 24.1*    Power of Attorney


-------------------------

* previously filed